UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 24 February, 2025

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 24 February 2025: Reviewed financial results for the six months ended 31 December 2024

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company or the Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing or the Debt issuer)

REVIEWED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2024

Financial performance

Sasol's financial performance for the six months ended 31 December 2024 was impacted by a challenging macroeconomic and operating environment. Stringent cost and efficient capital management helped to off-set the impact and improve free cash flow generation compared to the six months ended 31 December 2023 (the prior period).

Revenue of R122,1 billion is 10% lower than the prior period, mainly as a result of:

- A 13% decline in the average Rand per barrel Brent crude oil price and a significant decline in refining margins and fuel price differentials; and
- A 5% decrease in sales volumes as a result of lower production and lower market demand as detailed in the Production and Sales Metrics published on 23 January 2025.

Adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA) of R23,9 billion is 15% lower compared to the prior period mainly as a result of the aforementioned lower revenue with stringent cost management implemented in response helping to mitigate the impact. The relative contribution from International Chemicals increased from 6% to 13%.

Earnings before interest and tax (EBIT) of R9,5 billion is 40% lower than the prior period and impacted by non-cash adjustments including:

- A net loss of R6,2 billion from remeasurement items compared to a net loss of R5,8 billion in the prior period, mainly due to further impairments of the Secunda liquid fuels refinery cash generating unit (CGU) of R5,0 billion and the Sasolburg liquid fuels refinery CGU of R0,6 billion. Both CGUs remain fully impaired, resulting in amounts capitalised during the current period being impaired.
- Unrealised losses of R0,1 billion on the translation of monetary assets and liabilities, and valuation of financial instruments and derivative contracts compared to unrealised gains of R2,7 billion in the prior period.

As a result of the above, basic earnings per share (EPS) decreased by 52% to R7,22 per share and Headline earnings per share (HEPS) decreased by 31% to R14,13 per share compared to the prior period.

Cash generated by operating activities increased by 20% to R17,6 billion compared to the prior period mainly due to changes in working capital. Capital expenditure, excluding movement in capital project related payables, amounted to R15,0 billion, 6% lower than the prior period.

At 31 December 2024, our total debt was R116,9 billion (US$6,2 billion) compared to R117,7 billion (US$6,5 billion) at 30 June 2024. Sasol deposited R5,4 billion (US$0,3 billion) on the Revolving credit facility during the current period. Our net debt (excluding leases) was R81,8 billion (US$4,3 billion) compared to R73,7 billion (US$4,1 billion) at 30 June 2024 with the increase due to the aforementioned negative free cash flow.

Key metrics	Half year 31 Dec 2024	Half year 31 Dec 2023	Change %
Adjusted EBITDA (R million)	**23 949**	28 118	(15)
EBIT (R million)	**9 533**	15 925	(40)
Basic earnings per share (Rand)	**7,22**	15,19	(52)
Headline earnings per share (Rand)	**14,13**	20,37	(31)
Capital expenditure (R million)	**15 007**	15 922	(6)
Free cash flow[1] (R million)	**(1 055)**	(6 450)	84
Net debt (excluding leases)[2] (R million)	**81 764**	73 711	(11)
Interim dividend (Rand per share)	**-**	2,00	(100)

1 Free cash flow is defined as cash available from operating activities less first order capital and related capital accruals.
2 Comparative number is as at 30 June 2024.

Net asset value	Half year 31 Dec 2024	Full year 30 Jun 2024	Change %
Total assets (R million)	367 664	364 980	1
Total liabilities (R million)	215 177	217 553	(1)
Total equity (R million)	**152 487**	**147 427**	**3**

Turnover			EBIT/(LBIT)[1]	
Half year 31 Dec 2024	Half year 31 Dec 2023		Half year 31 Dec 2024	Half year 31 Dec 2023
R million	R million		R million	R million
		Southern Africa Energy and Chemicals		
15 347	13 960	Mining	**2 291**	955
6 591	6 411	Gas	**3 925**	2 374
48 845	61 136	Fuels	**(998)**	9 551
30 748	31 935	Chemicals Africa	**3 469**	3 444
		International Chemicals		
19 724	20 255	America	**657**	(1 869)
19 921	20 287	Eurasia	**(136)**	(865)
-	-	**Business Support**	**325**	2 335
141 176	153 984	**Group performance**	**9 533**	15 925
(19 074)	(17 699)	Intersegmental turnover		
122 102	136 285	**External turnover**		

1 Loss before interest and tax

Dividend

The Company's dividend policy is based on 30% of free cash flow generated provided that net debt (excluding leases) is sustainably below US$4 billion on a sustained basis. Free cash flow is a deficit of R1,1 billion and the net debt at 31 December 2024 of US$4,3 billion exceeds the net debt trigger, therefore no interim dividend was declared by the Sasol Limited board of directors (the Board).

Short-form statement

This announcement is the responsibility of the Board and is only a summary of the information in Sasol Limited's condensed consolidated interim financial statements for the six months ended 31 December 2024. The condensed consolidated interim financial statements have been reviewed by Sasol's external auditors, KPMG, who expressed an unmodified review conclusion thereon. Financial figures in this announcement have been correctly extracted from the condensed consolidated interim financial statements. The information in this announcement has not been reviewed and reported on by Sasol Limited's external auditors.

Any investment decision should also take into consideration the information contained in the full condensed consolidated interim financial statements, published on SENS on 24 February 2025, via the JSE link. The condensed consolidated interim financial statements, including KPMG's unmodified review conclusion, are available through a secure electronic manner at the election of the person requesting inspection, and have been published and can be found on the company's website, https://www.sasol.com/index.php/investor-centre/financial-results, and can also be viewed on the JSE link, https://senspdf.jse.co.za/documents/2025/JSE/ISSE/SOL/HY25Result.pdf

Important information

Sasol will present its interim financial results for the six months ended 31 December 2024 on Monday, 24 February 2025 at 09h00 (SA time). This will be followed by a market call, hosted by President and Chief Executive Officer, Simon Baloyi, and Chief Financial Officer, Walt Bruns, to address questions.

Please connect to the call via the webcast link: https://www.corpcam.com/Sasol24022025
or via teleconference call link:
https://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNumber=8853546&linkSecurityString=26eaaf0156

A recording of the presentation will be available on the website thereafter at https://www.sasol.com/investor-centre/financial-results.

24 February 2025

Equity sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Debt sponsor: Absa Corporate and Investment Bank, a division of Absa Bank Limited

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments, and business strategies. Examples of such forward-looking statements include, but are not limited to, the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical product prices; changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability; statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; total shareholder return; our current or future products and anticipated customer demand for these products; assumptions relating to macroeconomics; climate change impacts and our climate change strategies, our development of sustainability within our businesses, our energy efficiency improvement, carbon and greenhouse gas emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 6 September 2024 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: One billion is defined as one thousand million, bbl – barrel, bscf – billion standard cubic feet, mmscf – million standard cubic feet, oil references Brent crude, mmboe – million barrels oil equivalent. All references to years refer to the financial year ending 30 June. Any reference to a calendar year is prefaced by the word “calendar”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February 2025

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary